UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

HUYA Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

44852D108**
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 44852D108 has been assigned to the American Depositary Shares of the Company, which are quoted on the New York Stock Exchange under the symbol “HUYA.” Each American Depositary Share represents one Class A Ordinary Share.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852D108	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Linen Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 64,488,235
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 64,488,235
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,488,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 64,488,235
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 64,488,235
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,488,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

HUYA Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Building B-1, North Block of Wanda Plaza No. 79 Wanbo 2nd Road Panyu District, Guangzhou, 511442 People’s Republic of China

ITEM 2.	(a)	Name of Persons Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Linen Investment Limited (“Linen Investment”) and (ii) Tencent Holdings Limited (“Tencent”), the sole owner of Linen Investment

	(b)	Address of Principal Business Office, or if None, Residence:

Linen Investment: Level 29, Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Tencent: Level 29, Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong

	(c)	Citizenship:

See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities:

See cover page.

	(e)	CUSIP Number:

See cover page.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

(a)
Amount beneficially owned:
See row 9 of the cover page of each Reporting Person.

As of January 31, 2019, Linen Investment directly owns 64,488,235 Class B ordinary shares, par value $0.0001 (“Class B Ordinary Shares”) of the Issuer.  Each Class B Ordinary Share is convertible at any time by the holder into one Class A ordinary share, par value $0.0001 (“Class A Ordinary Shares”) of the Issuer.  Linen Investment is a wholly-owned subsidiary of Tencent. Tencent may therefore be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Linen Investment.

CUSIP No. 44852D108	SCHEDULE 13G	Page 5 of 7

(b)
Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of 59.1% of the outstanding Class A Ordinary Shares.

The calculation of beneficial ownership percentage is based on 44,639,737 shares of Class A Ordinary Shares outstanding as of September 30, 2018, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2018, plus the number of Class A Ordinary Shares that may be received by Linen Investment upon conversion of the Class B Ordinary Shares.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable

CUSIP No. 44852D108	SCHEDULE 13G	Page 6 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

LINEN INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

CUSIP No. 44852D108	SCHEDULE 13G	Page 7 of 7

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated February 1, 2019, between Linen Investment Limited and Tencent Holdings Limited.